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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3 )

                                Sonic Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of class of securities)

                                    835451105
                                 (CUSIP number)


      Check the following box if a fee is being paid with this statement [    ]
      (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).
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                                  SCHEDULE 13G


---------------------                                          -----------------
CUSIP NO. 835451105                                            PAGE 2 OF 6 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Morgan Stanley Group Inc.
    IRS # 13-283-8891
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    The state of organization is Delaware.
--------------------------------------------------------------------------------
                   5  SOLE VOTING POWER
                      0
   NUMBER OF       -------------------------------------------------------------
    SHARES         6  SHARED VOTING POWER
 BENEFICIALLY         416,525
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     7  SOLE DISPOSITIVE POWER
    PERSON            0
     WITH          -------------------------------------------------------------
                   8  SHARED DISPOSITIVE POWER
                      666,025
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      666,025
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      4.996%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

                      IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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--------------------                                          -----------------
CUSIP NO.  835451105                   13G                    PAGE 3 OF 6 PAGES
--------------------                                          -----------------

Item 1 (a)          Name of Issuer

                    Sonic Corporation

Item 1 (b)          Address of issuer's principal executive offices

                    101 Park Avenue
                    Oklahoma City, OK 73102

Item 2 (a)          Name of person filing

                    Morgan Stanley Group Inc.

Item 2 (b)          Principal business office

                    1585 Broadway
                    New York, New York 10036

Item 2 (c)          Citizenship

                    Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

Item 2 (d)          Title of class of Securities

                    Common Stock

Item 2 (e)          Cusip No.

                    835451105

 Item 3 Morgan Stanley Group Inc. is (e) an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

 Item    4          Ownership

                    Incorporated by reference to Items (5) - (9)
                    and (11) of the cover page pertaining to each
                    reporting person.
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--------------------                                          -----------------
CUSIP NO.  835451105                       13G                PAGE 4 OF 6 PAGES
--------------------                                          -----------------



  Item 5                   Ownership of 5 Percent or Less of a Class

                           As of the date hereof Morgan Stanley Group Inc. has ceased to be the beneficial owner of more than five percent of the class of securities.


  Item 6                   Ownership of More than 5 Percent on Behalf of Another
                           Person

                           Accounts managed on a discretionary basis by wholly-owned subsidiaries of Morgan Stanley Group Inc. are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

  Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                           Inapplicable

  Item 8                   Identification and Classification of Members of the
                           Group

                           Inapplicable

  Item 9                   Notice of Dissolution of Group

                           Inapplicable

  Item 10                  Certification

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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CUSIP NO.  835451105                    13G                  PAGE 5 OF 6 PAGES
--------------------                                          -----------------




                         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




            Date :            February 13, 1997

            Signature :       /s/ EDWARD J. JOHNSEN
                              -------------------------------------------------

            Name/Title:       Edward J. Johnsen / Vice-President Morgan Stanley
                              & Co. Incorporated

                              MORGAN STANLEY GROUP INC.

                              INDEX TO EXHIBITS                                         PAGE
            EXHIBIT 1         Secretary's Certificate Authorizing Edward J. Johnsen       6
                              to Sign on Behalf of Morgan Stanley Group Inc.


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                                                          PAGE 6 OF 6 PAGES
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                                   EXHIBIT 1


                                MORGAN STANLEY

                           SECRETARY'S CERTIFICATE

                  I, Charlene R. Herzer, a duly elected and acting Assistant Secretary of Morgan Stanley Group Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certify that the following resolutions were duly and validly adopted by a Consent in Lieu of a Meeting of the Executive Committee of the Board of Directors of the Corporation dated as of October 19, 1995 and that such resolutions are in full force and effect on the date hereof:

                  RESOLVED, that the resolutions adopted on September 8, 1993 and April 17, 1995 relating to signatories to certain reports to be filed with the Securities and Exchange Commission (the "SEC") are superseded in their entirety by these resolutions and Stuart J. M. Breslow, Robert G. Koppenol and Edward J. Johnsen are severally authorized and directed to sign on behalf of the Corporation any reports to be filed under Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, with the Securities and Exchange Commission, such authorizations to cease automatically upon termination of employment with any affiliate of the Corporation; and

                  RESOLVED FURTHER, that all actions heretofore taken by Stuart
         J. M. Breslow, Robert G. Koppenol and Edward J. Johnsen that are within the authority conferred by the foregoing resolution are approved, ratified and confirmed in all respects.

                  RESOLVED, that any and all actions to be taken, caused to be taken or heretofore taken by any officer of the Corporation in executing any and all documents, agreements and instruments and in taking any and all steps (including the payment of all expenses) deemed by such officer as necessary or desirable to carry out the intents and purposes of the foregoing resolutions are authorized, ratified and confirmed.

                  IN WITNESS WHEREOF, I have hereunto set my name and affixed the seal of the Corporation as of the 20th day of October, 1995:

                                            /S/ Charlene R. Herzer
                                            ------------------------------------
                                            CHARLENE R. HERZER
                                            ASSISTANT SECRETARY

[SEAL]